Exhibit 99.2

Consolidated Capitalization of Brookfield Infrastructure Corporation as of June 30, 2021

The following table sets forth the consolidated capitalization of Brookfield Infrastructure Corporation (“BIPC”) based on its unaudited consolidated financial statements as of June 30, 2021 (a) on an actual basis, and (b) as adjusted to reflect the class A exchangeable subordinate voting shares of BIPC (the “BIPC Shares”) issued as part of the consideration relating to the acquisition by the Bison Acquisition Corp. (the “Offeror”) of all outstanding common shares (the “Common Shares”) of Inter Pipeline Ltd. (“IPL”) under the offer to purchase (the “Offer”) Common Shares made to the shareholders of IPL (“Shareholders”). The financial information set out below should be read in conjunction with BIPC’s unaudited consolidated financial statements as at and for the three and six months ended June 30, 2021, and BIPC’s audited consolidated financial statements as at and for the year ended December 31, 2020. Other than as set forth below, there have been no material changes to BIPC’s share and loan capital since June 30, 2021.

	June 30, 2021
	Actual	As adjusted(1)
	(in US$ millions)
Cash and cash equivalents	370	370

Non-recourse borrowings	3,740	3,740
Exchangeable and Class B Shares(2)	2,479	4,928
Loans payable to subsidiaries of BIP	825	323
Equity attributable to:
Brookfield Infrastructure Partners L.P.	(1,983)	(1,983)
Non-controlling interest	835	835

Total equity	(1,148)	(1,148)

Capitalization	5,896	7,843

(1)

In connection with the Offer, BIPC will issue BIPC Shares to Brookfield Infrastructure Partners L.P. (“BIP”) or one of its subsidiaries for cash consideration, which cash consideration will be used to partially repay existing intercompany debt payable to BIP. Following the issuance, BIP or one of its subsidiaries will deliver the BIPC Shares to the Offeror for use as the Share Consideration (as defined in BIPC’s registration statement on Form F-4 (File No. 333-253365), as amended (the “Registration Statement”)) under the Offer. For the purpose of the adjusted amounts, it is assumed that 31 million BIPC Shares and no class B exchangeable limited partnership unit of Brookfield Infrastructure Corporation Exchange Limited Partnership (“Exchangeable LP Unit”) are issued in connection with the acquisition. Up to an additional 5.0 million Exchangeable LP Units are available for issuance under the Offer in connection with any Supplementary Elections (as defined in the Registration Statement).

(2)	BIPC Shares are classified as liabilities under IFRS due to their exchangeable features. Class B multiple voting shares are classified as a liability due to its cash redemption feature.